Exhibit 99.1

ECARX Announces Second Quarter 2023 Financial Results

London, UK, August 9, 2023 – ECARX Holdings, Inc. (Nasdaq: ECX) ("ECARX" or the “Company”), a global mobility tech provider, today reported financial results for the quarter ended June 30, 2023.

Commenting on the results, ECARX Co-founder, Chairman and CEO Ziyu Shen said: “The pace of business accelerated in the second quarter, reflecting strong demand for our customers’ vehicles. Our automotive OEM partners are capturing the imagination of new car buyers with modern and exciting in-car experiences enabled by our products. We recently announced powerful new digital cockpit solutions that are both enabling existing customers to create a more innovative experience in their vehicles and attracting interest from new automotive OEMs. Our experience in both hardware and software, and roots in both automotive and tech, give us a unique position in the industry.”

Second Quarter 2023 Financial Results

During the quarter, ECARX acquired a controlling financial interest in JICA Intelligent Robotics Co. Ltd. (“JICA”), an entity under common control. Comparative financial information is presented by combining assets, liabilities, revenues, expenses and equity of ECARX and JICA using the pooling-of interests method. All intercompany transactions and balances between the combining entities have been eliminated.

•	Total revenue of RMB952.3 million (US$131.4 million), up 45% year-over-year (“YoY”)
o	Sales of goods revenue of RMB670.4 million (US$92.5 million), up 87% YoY, primarily driven by the ramp-up of new digital cockpit sales volumes and the shift in portfolio revenue mix shift from infotainment head unit (IHU) to digital cockpit, which has a higher total revenue per unit
o	Software license revenue of RMB113.3 million (US$15.6 million), up 212% YoY, mostly due to revenue generated from two procurement framework agreements for intellectual property licenses
o	Service revenue of RMB168.6 million (US$23.3 million), down 36% YoY, mostly as a result of timing differences in non-recurring engineering revenue (NRE), which is expected to now be booked in the second half of 2023
•	Total cost of revenue was RMB654.7 million (US$90.3 million), up 77% YoY, as a result of certain non-recurring strategic engineering contracts and the incurrence of outsourcing costs in relation to our connected services contracts during the quarter
•	Gross profit of RMB297.6 million (US$41.1 million), up 3% YoY, giving a gross margin of 31%
•	Research and development expenses were RMB243.7 million (US$33.6 million), down 21% YoY as a result of the cessation of our ADAS perception software development last year
•	Selling, general and administrative expenses and others, net were RMB221.8 million (US$30.6 million), down 30% YoY, due to much lower share-based compensation expense during the quarter
•	Net loss of RMB191.8 million (US$26.5 million), a 31% improvement YoY and a 13% improvement QoQ
•	Adjusted EBITDA (non-GAAP) loss of RMB158.0 million (US$21.8 million), up from a loss of RMB95.0 million from the same period last year, as a result of higher foreign currency exchange losses and lower government grants on a YoY basis
•	Total cash of RMB925.4 million (US$127.6 million) – including RMB75.0 million (US$10.3 million) in restricted cash) as of June 30, 2023

Second Quarter 2023 Operational and Product Updates

•	Expanding international presence
o	San-Diego-based Chief Technology Officer appointed to lead ECARX’s advanced automotive IP development and drive ECARX's technology strategy
o	ECARX products deployed in more than 5.2 million vehicles as of June 30, 2023

•	Powering the evolution of advanced driver-assistance systems (ADAS) and software-defined vehicles
o	Increased investment from 50% to 70% to gain a controlling stake in JICA, a technology company focusing on developing intelligent automotive products.
o	Launching Lynk &Co 08 with ECARX Antora 1000 Pro, ECARX Cloudpeak, assisted and automated driving control unit with L2+ ADAS and Flyme Auto, co-developed with Xingji Meizu Group

# # #

Conference Call and Webcast Details

ECARX will host a webcast of its earnings conference call today, Wednesday, August 9, 2023, at 8:00 a.m. EDT. To access the webcast, visit the Events & Presentations section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/szjs3bnj.

To join the earnings call by telephone, participants must pre-register at https://register.vevent.com/register/BIa5f55fa373b04b9da735e023219fe58a to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The Company’s products have been integrated into more than 5.2 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have around 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Translation of results into U.S. dollars

This announcement contains translations of certain renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of renminbi into U.S. dollars has been made at RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or renminbi, as the case may be, at any particular rate, or at all.

Non-GAAP Financial Measure

The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents the non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of foreign currency translation and certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance. To calculate revenue growth rates in constant currency, the Company converts actual net sales from local currency to U.S. dollars using constant foreign currency exchange rates in the current and prior period.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Investor Contacts:

Adam Kay, +44 (0)7796 954086,

ir@ecarxgroup.com

Media Contacts:

ECARX@blueshirtgroup.com

ECARX Holdings Inc.

Condensed Balance Sheets

	As of December 31, 2022	As of June 30, 2023 (Unaudited)
Millions, otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	860.5	850.4	117.3
Restricted cash	41.0	75.0	10.3
Accounts receivable – third parties, net	418.2	288.2	39.7
Account receivable – related parties, net	835.3	804.3	110.9
Notes receivable	179.1	78.0	10.8
Inventories	182.6	186.2	25.7
Amounts due from related parties	911.7	140.2	19.3
Prepayments and other current assets	424.9	678.1	93.6
Total current assets	3,853.3	3,100.4	427.6

Non-current assets
Long-term investments	353.9	363.6	50.1
Operating lease right-of-use assets	99.7	121.3	16.7
Property and equipment, net	139.6	130.4	18.0
Intangible assets, net	44.9	38.8	5.4
Other non-current assets – third parties	26.0	28.6	3.9
Other non-current assets – related parties	213.7	218.9	30.2
Total non-current assets	877.8	901.6	124.3
Total assets	4,731.1	4,002.0	551.9

LIABILITIES
Current liabilities
Short-term borrowings	870.0	870.0	120.0
Accounts payable - third parties	1,445.2	1,138.0	156.9
Accounts payable - related parties	241.8	101.1	13.9
Notes payable	168.4	116.4	16.1
Amounts due to related parties	42.8	341.2	47.1
Contract liabilities, current - third parties	4.7	6.1	0.8
Contract liabilities, current - related parties	316.7	386.3	53.3
Current operating lease liabilities	31.1	30.2	4.2
Accrued expenses and other current liabilities	785.3	511.7	70.6
Income tax payable	21.6	21.5	3.0
Total current liabilities	3,927.6	3,522.5	485.9

Non-current liabilities
Contract liabilities, non-current - third parties	0.1	-	-
Contract liabilities, non-current - related parties	282.0	204.0	28.1
Convertible notes payable, non current	439.9	464.3	64.0
Operating lease liabilities, non-current	68.8	108.3	14.9
Warrant liabilities, non-current	16.5	12.5	1.7
Other non-current liabilities	30.7	35.0	4.8
Total non-current liabilities	838.0	824.1	113.5
Total liabilities	4,765.6	4,346.6	599.4

ECARX Holdings Inc.

Condensed Balance Sheets (continued)

	As of December 31, 2022	As of June 30, 2023 (Unaudited)
Millions, otherwise noted	RMB	RMB	USD
SHAREHOLDERS' DEFICIT
Ordinary Shares	-	-	-
Additional paid-in capital	5,919.7	5,971.9	823.6
Accumulated deficit	(5,730.2)	(6,110.8)	(842.7)
Accumulated other comprehensive loss	(385.9)	(336.9)	(46.5)
Total deficit attributable to ordinary shareholders	(196.4)	(475.8)	(65.6)
Non-redeemable non-controlling interests	161.9	131.2	18.1
Total shareholders' deficit	(34.5)	(344.6)	(47.5)
Liabilities and shareholders' deficit	4,731.1	4,002.0	551.9

ECARX Holdings Inc.

Condensed Consolidated Statement of Operations

	Six Months Ended			Three Months Ended
	June 30			June 30
	(Unaudited)			(Unaudited)
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	858.1	1,264.3	174.4	358.9	670.4	92.5
Software license revenue	79.0	215.6	29.7	36.3	113.3	15.6
Service revenue	376.9	237.5	32.8	262.6	168.6	23.3
Total revenue	1,314.0	1,717.4	236.9	657.8	952.3	131.4
Cost of goods sold	(687.2)	(1,000.2)	(137.9)	(282.9)	(529.2)	(73.0)
Cost of software licenses	(29.6)	(37.2)	(5.1)	(7.3)	(7.0)	(1.0)
Cost of services	(169.2)	(172.5)	(23.8)	(78.8)	(118.5)	(16.3)
Total cost of revenue	(886.0)	(1,209.9)	(166.8)	(369.0)	(654.7)	(90.3)
Gross profit	428.0	507.5	70.1	288.8	297.6	41.1
	32.57%	29.55%		43.90%	31.25%
Research and development expenses	(644.0)	(481.6)	(66.4)	(309.1)	(243.7)	(33.6)
Selling, General and administrative expenses and others, net	(461.6)	(407.8)	(56.2)	(316.0)	(221.8)	(30.6)
Total operating expenses	(1,105.6)	(889.4)	(122.6)	(625.1)	(465.5)	(64.2)
Loss from operation	(677.6)	(381.9)	(52.5)	(336.3)	(167.9)	(23.1)

Interest income	5.3	17.9	2.5	3.4	9.5	1.3
Interest expenses	(15.8)	(38.2)	(5.3)	(7.6)	(20.1)	(2.8)
Share of results of equity method investments	(52.5)	(25.4)	(3.5)	(14.8)	(13.5)	(1.9)
Gain on deconsolidation of a subsidiary	72.0	-	-	-	-	-
Foreign currency exchange gains/(losses)	(10.7)	(34.7)	(4.8)	(8.0)	(36.9)	(5.1)
Others, net	92.8	51.4	7.1	91.2	37.2	5.1
Loss before income taxes	(586.5)	(410.9)	(56.5)	(272.1)	(191.7)	(26.5)
Income tax expenses	(7.9)	(0.3)	-	(7.6)	(0.1)	-
Net loss	(594.4)	(411.2)	(56.5)	(279.7)	(191.8)	(26.5)
Net loss attributable to non-redeemable non-controlling interests	12.7	30.7	4.2	2.1	15.9	2.2
Net loss attributable to redeemable non-controlling interests	0.5	-	-	-	-	-
Net loss attributable to ECARX Holdings Inc.	(581.2)	(380.5)	(52.3)	(277.6)	(175.9)	(24.3)
Accretion of redeemable non-controlling interests	(0.7)	-	-	-	-	-
Net loss available to ECARX Holdings Inc.	(581.9)	(380.5)	(52.3)	(277.6)	(175.9)	(24.3)
Accretion of Redeemable Convertible Preferred Shares	(177.8)	-	-	(91.8)	-	-
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(759.7)	(380.5)	(52.3)	(369.4)	(175.9)	(24.3)

ECARX Holdings Inc.

Condensed Consolidated Statement of Operations (continued)

	Six Months Ended			Three Months Ended
	June 30			June 30
	(Unaudited)			(Unaudited)
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net loss	(594.4)	(411.2)	(56.5)	(279.7)	(191.8)	(26.5)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	(214.3)	49.0	6.8	(223.1)	50.6	7.0
Comprehensive loss	(808.7)	(362.2)	(49.7)	(502.8)	(141.2)	(19.5)
Comprehensive loss attributable to non-redeemable non-controlling interests	12.7	30.7	4.2	2.1	15.9	2.2
Comprehensive loss attributable to redeemable non-controlling interests	0.5	-	-	-	-	-
Comprehensive loss attributable to ECARX Holdings Inc.	(795.5)	(331.5)	(45.5)	(500.7)	(125.3)	(17.3)

Loss per ordinary share
– Basic and diluted loss per share, ordinary shares	(3.22)	(1.13)	(0.16)	(1.56)	(0.52)	(0.07)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Weighted average number of ordinary shares	236,248,112	337,395,390	337,395,390	236,248,112	337,395,390	337,395,390

ECARX Holdings Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Six Months Ended			Three Months Ended
	June 30			June 30
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(594.4)	(411.2)	(56.5)	(279.7)	(191.8)	(26.5)
Interest income	(5.3)	(17.9)	(2.5)	(3.4)	(9.5)	(1.3)
Interest expense	15.8	38.2	5.3	7.6	20.1	2.8
Income tax expenses	7.9	0.3	-	7.6	0.1	-
Depreciation of property and equipment	24.4	27.1	3.7	11.2	13.0	1.8
Amortization of intangible assets	11.8	12.0	1.7	5.8	5.7	0.8
EBITDA	(539.8)	(351.5)	(48.3)	(250.9)	(162.4)	(22.4)
Share-based compensation expenses	195.0	52.2	7.2	155.9	4.4	0.6
Adjusted EBITDA	(344.8)	(299.3)	(41.1)	(95.0)	(158.0)	(21.8)